Exhibit 99.2

Centerpulse Ltd Andreasstrasse 15 CH-8050 Zürich Tel +41 (0) 1 306 96 96 Fax +41 (0) 1 306 96 97 www.centerpulse.com

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                Media release

Date        September 1, 2003

Disclosure of Shareholdings

Zurich, September 1, 2003 - The Company has received the following notification as per Article 20 of the Stock Exchange Act:

Group members:	1.	Smith & Nephew plc, 15 Adam Street, London WC2N 6LA, United Kingdom.
	2.	Smith & Nephew Group plc, registered office 15 Adam Street, London WC2N 6LA, United Kingdom and place of business 122 Moulin de la Ratte, 236 Cartigny/Geneva, Switzerland.

Shareholders of Smith & Nephew Group plc.:

	3.	Cazenove & Co. Limited, 12 Tokenhouse Yard, London EC2R 7AN, United Kingdom.
	4.	Antoine Vidts, Zuurstraat 26, 9400 Voorde, Belgium
	5.	Pierre Chapatte, 122 Moulin de la Ratte, 1236 Cartigny/Geneva, Switzerland.

Proportion of voting rights:	below 5%

Further remarks:

Termination of Tender Agreement dated March 20, 2003 between Smith & Nephew plc and Smith & Nephew Group plc, on the one part, and René Braginsky, Hans Kaiser, “Zürich” Versicherungs-Gesellschaft, III Institutional Investors International Corp. (majority shareholders of InCentive Capital AG) each individually on the other part, whereby the conditional right to indirectly purchase Centerpulse shares is cancelled; and termination of Transaction Agreement dated March 20, 2003 between Smith & Nephew plc and Smith & Nephew Group plc on the one part and InCentive Capital AG on the other part, whereby the conditional right to indirectly purchase Centerpulse shares is cancelled.

Centerpulse’s subsidiaries develop, produce, and distribute medical implants and biological materials for orthopedic, spinal and dental markets worldwide. The product array includes artificial joints, dental implants, spinal implants and instrumentation.

Media inquiries:

Centerpulse Corporate Communications

Beatrice Tschanz
Phone  +41 (0)1 306 96 46

Fax      +41 (0)1 306 96 51

E-Mail press-relations@centerpulse.com

Investor Relations:

Marc Ostermann

Mobile  +41 (0)79 787 92 84

Phone  +41 (0)1 306 98 24

Fax      +41 (0)1 306 98 31

E-Mail investor-relations@centerpulse.com

(Swiss Exchange: CEPN; New Yorker Stock Exchange: CEP)

This media release can be downloaded at www.centerpulse.com.